UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 6, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Western Gas Equity Partners, LP

File No. 333-184763 - CF#28960

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Western Gas Equity Partners, LP submitted an application under Rule 406 requesting confidential treatment for information it excluded from Exhibit 10.21 to a registration statement on Form S-1 filed on November 5, 2012, as amended.

Based on representations by Western Gas Equity Partners, LP that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.21   through November 12, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Mara L. Ransom
Assistant Director